FILING PURSUANT TO RULE 425 OF THE
SECURITIES ACT OF 1933, AS AMENDED

FILER: NORTHROP GRUMMAN CORPORATION

SUBJECT COMPANY: TRW, INC. (NO. 1-2384)

FILING: REGISTRATION STATEMENT ON FORM S-4
(REGISTRATION NO. 333-83672)

N E W S	Northrop Grumman Corporation Public Information 1840 Century Park East Los Angeles, California 90067-2199 Telephone 310-553-6262 Fax 310-556-4561

Contact: Frank Moore (Media) (310) 201-3335
Gaston Kent (Investors) (310) 201-3423

For Immediate Release

NORTHROP GRUMMAN SHAREHOLDERS
APPROVE MERGER WITH TRW, INC.

Transaction is Scheduled to Close Promptly
Day One Celebrations Set for Reston, Va., and Redondo Beach, Calif.

LOS ANGELES — Dec. 11, 2002 — Northrop Grumman Corporation (NYSE: NOC) announced the preliminary vote tally from today’s special meeting of shareholders, affirming the company’s proposal to issue approximately 70 million shares of its common stock in connection with the acquisition of TRW, Inc. (NYSE: TRW).

The preliminary vote tally, prepared by the independent inspectors of election, shows that approximately 89,042,870 shares, or more than 90 percent of shares voted, voted in favor of the stock issuance.

Earlier today, TRW shareholders voted to approve TRW’s merger with Northrop Grumman. With all regulatory and shareholder approvals now behind the companies, Northrop Grumman expects to close the transaction promptly.

“Shareholders of both companies today reaffirmed their strong support for Northrop Grumman’s strategic direction,” said Kent Kresa, Northrop Grumman chairman and chief executive officer. “Upon completion of the transaction, Northrop Grumman will become the nation’s second largest defense company, with more than $25 billion in annual sales and nearly 120,000 employees. With TRW, we will be a strong competitor

-more-

NORTHROP GRUMMAN SHAREHOLDERS
APPROVE MERGER WITH TRW, INC.

in virtually all areas of defense and are well positioned to meet future challenges in fields such as homeland security, missile defense and information warfare.”

Based on the exchange ratio for the merger, TRW shareholders will receive 0.5357 shares of Northrop Grumman common stock for each share of TRW common stock, with cash paid in lieu of any fractional share of Northrop Grumman stock which otherwise would be issued to TRW shareholders.

On Tuesday, Northrop Grumman entered into a consent decree with the U.S. Department of Justice that allowed the company’s acquisition of TRW to close promptly after approval of the transaction by shareholders of both companies.

Kresa emphasized that the integration of TRW’s defense businesses into Northrop Grumman will begin immediately. TRW Systems will be renamed Northrop Grumman Mission Systems, with about 15,000 employees and headquartered in Reston, Va. TRW Space & Electronics will be renamed Northrop Grumman Space Technology, which has more than 8,600 employees, based in Redondo Beach, Calif.

To welcome TRW employees, Northrop Grumman President and Chief Operating Officer Ronald D. Sugar, Kresa and other senior executives will meet with TRW employees, news media, and federal, state and local officials beginning Friday, Dec. 13, at Mission Systems in Reston. The meetings continue Monday, Dec. 16, at Space Technology in Redondo Beach and at Mission Systems in Dominguez Hills, Calif.

Northrop Grumman Corporation is a $17 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 96,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

-more-

NORTHROP GRUMMAN SHAREHOLDERS
APPROVE MERGER WITH TRW, INC.

FORWARD-LOOKING STATEMENTS

Certain statements made or implied in this release contain or are based upon forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and in particular, statements that are accompanied or preceded by words such as “believe,” “expect,” “intend,” “look forward,” variations of these words and similar expressions are forward-looking, and actual outcomes may differ materially from those described or anticipated in this release. Other risks associated with the TRW Inc. acquisition may be found in Northrop Grumman Corporation’s filings with the SEC, including without limitation, the joint proxy statement/prospectus dated November 4, 2002 contained in the Registration Statement on Form S-4 (File No. 333-83672) filed with the Securities and Exchange Commission on March 4, 2002, together with all Amendments and Supplements thereto.

# # #

1202-318

Members of the news media may receive our releases via e-mail by registering at:
http://www.northropgrumman.com/cgi-bin/regist_form.cgi

LEARN MORE ABOUT US: Northrop Grumman news releases, product information, photos and video clips are available on the Internet at: http://www.northropgrumman.com